Exhibit 99.1

Zymeworks to Present at the European Society for Medical Oncology 2017 Congress and Hold Webcast to Review Clinical Results

Vancouver, Canada, (September 6, 2017) – Zymeworks Inc. (“Zymeworks”), a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, today announced that it will be presenting updated Phase 1 clinical trial dose escalation data at the European Society for Medical Oncology (“ESMO”) Congress, being held from September 8-12, 2017 in Madrid, Spain.

The presentation will include updated detailed safety and preliminary anti-tumor activity data for the dose escalation stage of Zymeworks’ Phase 1 clinical trial of ZW25, Zymeworks’ lead product candidate.

Zymeworks will present at the following session:

Poster Title: Phase 1 dose-escalation study of single-agent of ZW25, a HER2-targeted bispecific antibody, in patients with HER2‑expressing cancers.
Date: September 11, 2017
Time: 1:15 p.m. – 2:15 p.m. Central European Summer Time (7:15 a.m. – 8:15 a.m. ET)

Post-ESMO Webcast and Conference Call

Following the ESMO presentation, Zymeworks will host a webcast and conference call on September 11, at 4:30 p.m. ET (1:30 p.m. PT). On the call, Zymeworks’ executive team will review the data presented at ESMO, and provide a general clinical update. Also on the call will be Dr. Funda Meric-Bernstam, the Chair of the Department of Investigational Cancer Therapeutics, Medical Director of the Institute for Personalized Cancer Therapy (IPCT), and a Professor in the Divisions of Cancer Medicine and Surgery at The University of Texas MD Anderson Cancer Center.

The webcast can be accessed through: http://services.choruscall.ca/links/zyme20170911.html.
The live call may be accessed by dialing 1-800-319-4610 for North American callers, or 1-604-638-5340 for international callers. Callers should dial in five to ten minutes prior to the scheduled start time, and ask to join the “Zymeworks call”.
A telephone replay of the conference call will be available by dialing 1-800-319-6413 or 1-604-638-9010 and entering access code 1653. The replay will be available after the conclusion of the conference call until September 25, 2017.

About ZW25

ZW25 is Zymeworks’ lead product candidate currently being evaluated in an adaptive Phase 1 clinical trial in the United States, based on Zymeworks’ Azymetric™ platform. It is a bispecific antibody that can simultaneously bind two non-overlapping epitopes, known as biparatopic binding, of HER2 resulting in dual HER2 signal blockade, increased binding and removal of HER2 protein from the cell surface, and enhanced effector function. These combined mechanisms of action have led to significant anti-tumor activity in preclinical models of breast cancer. Zymeworks is developing ZW25 as a best-in-class HER2-targeting antibody intended as a treatment option for patients with any solid tumor that expresses HER2.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Forward Looking Statements
This press release includes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements in this news release include statements that relate to Zymeworks’ Phase 1 clinical trial, ESMO presentation and other information that is not historical information. When used herein, words such as “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions. Zymeworks believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Zymeworks may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in Zymeworks registration statement on Form F-1 and in Zymeworks supplemented PREP prospectus dated April 27, 2017 filed in connection with our initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as Zymeworks current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. Zymeworks cannot guarantee future results, events, levels of activity, performance or achievements. Zymeworks do not undertake and specifically decline any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

Contact:

Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
(604) 678-1388
ir@zymeworks.com